Exhibit 99.1

February 10, 2022

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority

Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission

Ontario Securities Commission	British Columbia Securities Commission

Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers

RE: BCE Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual General Meeting of Shareholders, virtual only:

Date of meeting:	May 5, 2022
Record date for notice:	March 14, 2022
Record date for voting:	March 14, 2022
Beneficial ownership determination date:	March 14, 2022
Securities entitled to notice:	Common Shares
Securities entitled to vote:	Common Shares
Issuer mailing directly to non-objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	Yes
Issuer using notice-and-access for non-registered investors:	Yes
Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services
TSX TRUST COMPANY

1 Toronto Street Suite 1200 Toronto, ON M5C 2V6 T 416.682.3800 TSXTRUST.COM